Exhibit 99.1

TSX: GPR | NYSE American: GPL

NEWS RELEASE

Great Panther Reports Second Quarter 2022 Production Results

This news release constitutes a "designated news release" for the purposes of the Company's prospectus supplement dated October 15, 2021, to its short form base shelf prospectus dated September 10, 2021.

Vancouver, BC, July 21, 2022 - Great Panther Mining Limited (TSX:GPR; NYSE-A:GPL) (“Great Panther” or the “Company”), a growth-oriented precious metals producer focused on the Americas, reports production results for the three months ended June 30, 2022, from its two wholly-owned operating mines, Tucano in Brazil and Topia in Mexico.

Second Quarter 2022 Production Highlights

•	Consolidated metal production of 20,187 gold equivalent ounces (“Au eq oz”), inclusive of 16,889 gold ounces (“Au oz”) and 159,529 silver ounces
•	Total gold production at Tucano of 16,629 Au oz
•	Total silver equivalent production at Topia of 266,893 silver equivalent ounces (“Ag eq oz”)

"The second quarter was transformational for Great Panther with the announcement of the agreement to sell our Mexican assets,” stated Alan Hair, Chair and Interim CEO of Great Panther. “Divesting these assets allows us to channel our resources towards the Tucano Gold Mine where we believe the most value can be created for investors and other stakeholders. Production from Tucano during the quarter was in line with expectations as we position the mine for a return to steady-state production. Heavy stripping activity over the last number of quarters has prepared numerous pits for increased production of ore in the second half of the year, which we believe will result in improving production results in the quarters to come.”

Consolidated Operating Results

Consolidated Operating Results	Q2 2022	Q1 2022	Change	Q2 2022	Q2 2021	Change
Ore processed (tonnes)	887,435	889,365	0%	887,435	929,430	-5%
Gold eq production (oz) (1)	20,187	17,913	13%	20,187	27,722	-27%
Gold production (oz)	16,889	14,319	18%	16,889	22,804	-26%
Silver production (oz)	159,529	173,698	-8%	159,529	334,423	-52%
(1)	Gold equivalent ounces for 2022 were calculated using a 1:75 Au:Ag ratio, and ratios of 1:0.0005 and 1:0.0007 for the price/ounce of gold to price/pound of lead and zinc, respectively, consistent with the Company’s guidance for the year. Gold equivalent ounces for 2021 were calculated using a 1:85 Au:Ag ratio, and ratios of 1:0.0005 and 1:0.0006 for the price/ounce of gold to price/pound of lead and zinc, respectively, consistent with the Company’s guidance for the year.

The Company’s operations are on track to meet previously announced consolidated production guidance for 2022 of 100,000 to 119,000 Au eq oz. The mine plan for Tucano reflects more stripping in the first half of 2022 with the second half of 2022 expected to account for at least 65% of annual gold production guidance. Annual consolidated production guidance is subject to the sale of the Mexican silver assets and will be revisited once the transaction is complete.

Tucano

Tucano Operating Results	Q2 2022	Q1 2022	Change	Q2 2022	Q2 2021	Change
Total material mined (tonnes)	7,716,376	4,372,726	76%	7,716,376	5,678,601	36%
Total waste mined (tonnes)	7,425,215	4,004,733	85%	7,425,215	5,466,688	36%
Ore mined (tonnes)	291,160	232,213	25%	291,160	211,913	37%
Ore processed (tonnes milled)	870,199	873,133	0%	870,199	873,433	0%
Au grade (g/t)	0.69	0.57	21%	0.69	0.81	-15%
Au recovery (%)	86%	87%	-1%	86%	89%	-3%
Gold production (oz)	16,629	14,037	18%	16,629	20,284	-18%
Carbon fines gold recovery	-	-	nil%	-	412	-100%
Total gold production (oz)	16,629	14,037	18%	16,629	20,696	-20%

Total mined tonnage increased by 76% compared to Q1 2022 and 36% compared to Q2 2021 due to having two mining contractors, U&M and MINAX, operating in parallel throughout different pits. Mined ore tonnage and gold grades during the second quarter were higher compared to the first quarter of 2022. This improvement is related to ore lenses in the different pits being already accessed as per mine sequence.

Production from Tucano during this second quarter was in line with expectations as stripping continued to advance in preparation for accessing main ore lenses and consequently better grades in the second half of 2022. Gold production in Q2 2022 was 16,629 oz compared with 14,037 Au oz in Q1 2022, an increase of 18%, and 20,696 Au oz in Q2 2021, a decrease of 20%.

Topia

Topia Operating Results	Q2 2022	Q1 2022	Change	Q2 2022	Q2 2021	Change
Ore mined (tonnes)	17,022	16,258	5%	17,022	15,533	10%
Ore milled (tonnes)	17,236	16,232	6%	17,236	15,520	11%
Ag grade (g/t)	315	362	-13%	315	432	-27%
Au grade (g/t)	0.74	0.84	-12%	0.74	1.07	-31%
Ag recovery (%)	92%	92%	0%	92%	94%	-2%
Au recovery (%)	64%	64%	0%	64%	60%	7%
Silver eq production (oz) (1)	266,893	290,694	-8%	266,893	312,259	-15%
Silver production (ounces)	159,529	173,698	-8%	159,529	201,339	-21%
Gold production (ounces)	260	282	-8%	260	321	-19%
Lead production (tonnes)	336	365	-8%	336	357	-6%
Zinc production (tonnes)	480	525	-9%	480	478	0%
Gold eq production (oz) (2)	3,559	3,876	-8%	3,559	3,674	-3%
(1)	Silver equivalent ounces for 2022 were calculated using an 75:1 Ag:Au ratio, and ratios of 1:0.041 and 1:0.056 for the price/ounce of silver to price/pound of lead and zinc, respectively, consistent with the Company’s guidance for the year. Silver equivalent ounces for 2021 were calculated using an 85:1 Ag:Au ratio, and ratios of 1:0.041 and 1:0.049 for the price/ounce of silver to price/pound of lead and zinc, respectively, consistent with the Company’s guidance for the year.
(2)	See footnote (1) under the heading Consolidated Operating Results above for information on the calculation of gold equivalent ounces for 2022 and 2021, respectively.

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Silver equivalent production at Topia in Q2 2022 was 266,893 Ag eq oz compared with 312,259 Ag eq oz in Q2 2021, a decrease of 15%, and 290,694 Ag eq oz in Q1 2022, a decrease of 8%, primarily due to lower gold and silver grades. These factors were partly offset by higher gold recovery and the increase in production attributed to the change in metal equivalency ratios for zinc.

Guanajuato Mine Complex

The Guanajuato Mine Complex (“GMC”) is currently on care and maintenance. Consequently, there was no production at the GMC during Q2 2022.

On June 29, 2022, the Company announced that it has entered into a Share Purchase Agreement (the “Agreement”) to sell 100% of the Company's Mexican subsidiary Minera Mexicana El Rosario S.A. de C.V. ("MMR"), which holds the GMC, the Topia mine, and the El Horcón and Santa Rosa projects, all located in Mexico. The sale of MMR is expected to close in the third quarter of 2022.

Tucano Exploration Update

During the quarter, the resource conversion drill program for the Urucum North underground project was completed and an updated resource estimate is currently being developed. In parallel, the Company has started trade-off studies for ramp development and mining methods in parallel with engineering and metallurgical project work while planning activities are underway. The permitting process has also started with the State Environmental Agency, SEMA. Project development including the update of mineral resources and reserves is on track to be completed by the fourth quarter of this year.

Regional target definition, validation and subsequent prioritization is currently underway in consultation with GoldSpot Discoveries Corp. ("GoldSpot”). This project commenced in June and results are expected in early August. Portable drills have been contracted and drilling is expected to begin in August upon completion of the GoldSpot study. The Company expects to drill between 2,500 to 3,500 metres as part of the regional program.

Second Quarter 2022 Financial Results

Great Panther has scheduled the release of its second quarter 2022 financial results for Wednesday, August 3, 2022, after market close. The Company will host a conference call and webcast to discuss the results on Thursday, August 4, 2022, at 9:00 AM PT/12:00 PM ET.

Live webcast and registration: https://www.greatpanther.com/investors/webcasts/

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Conference call

Canada and US Toll-Free:	+ 1 800 319 4610
International Toll:	+ 1 604 638 5340

A replay of the webcast will be available on the Webcasts section of Great Panther’s website approximately one hour after the conference call. Audio replay will be available until September 4, 2022.

Audio replay

Canada and US Toll-Free:	+ 1 800 319 6413
International Toll:	+ 1 604 638 9010
Replay Access Code:	9181

Technical Disclosure

The technical information contained in this news release has been reviewed and approved by Fernando A. Cornejo, P. Eng., Chief Operating Officer, a non-independent Qualified Person for the purposes of National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

ABOUT GREAT PANTHER

Great Panther is a growing gold and silver producer focused on the Americas. The Company owns a diversified portfolio of assets in Brazil, Mexico and Peru that includes three gold and silver mines, an advanced development project and a large land package with district-scale potential. Great Panther is focused on creating long-term stakeholder value through safe and sustainable production, reinvesting into exploration and pursuing acquisition opportunities to complement its existing portfolio. Great Panther trades on the Toronto Stock Exchange under the symbol GPR, and on the NYSE American under the symbol GPL.

For more information, please contact:

Fiona Grant Leydier

Vice President, Investor Relations

T : +1 604 638 8956

TF : 1 888 355 1766

E : fgrant@greatpanther.com

W : www.greatpanther.com

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CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (together, "forward-looking statements"). Such forward-looking statements may include, but are not limited to, statements regarding (i) the Company’s ability to maximize the full potential of the Tucano Gold Mine in Brazil through production, development and exploration, (ii) the consummation and timing of closing the Agreement to sell MMR, and (iii) the Company’s safe and sustainable production, reinvestment into exploration and pursuit of acquisition opportunities in the Americas to complement its existing portfolio.

These forward-looking statements and information reflect the Company's current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by the Company, are inherently subject to significant operational, business, economic and regulatory risks and uncertainties, including risks described in respect of Great Panther in its most recent annual information form and management's discussion and analysis filed with the Canadian Securities Administrators and available at www.sedar.com and its most recent annual report on Form 40-F and management's discussion and analysis on Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov.

There is no assurance that these forward-looking statements will prove accurate or that actual results will not vary materially from these forward-looking statements. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described, or intended. Accordingly, readers are cautioned not to place undue reliance on forward looking statements. Forward-looking statements and information are designed to help readers understand management's current views of our near- and longer-term prospects and may not be appropriate for other purposes. The Company does not intend, nor does it assume any obligation to update or revise forward-looking statements or information, whether as a result of new information, changes in assumptions, future events or otherwise, except to the extent required by applicable law.

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